UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 7, 2026, Takayuki Nakano resigned as a member of the Board of Directors of rYojbaba Co., Ltd. (the “Company”). Mr. Nakano’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

Following Mr. Nakano’s resignation, the Company’s executive officers, directors, independent director and corporate auditors are as follows:

Name	Positions Held
Ryoji Baba	Chief Executive Officer, Director, Representative Director
Hiroyuki Oishi	Chief Financial Officer (1) and Director
Ferdinand Groenewald	Independent Director
Takeharu Kato	Corporate Auditor
Yoshiro Imamura	Corporate Auditor

(1)	As previously disclosed, Mr. Oishi was appointed Chief Financial Officer (and principal financial officer) on March 27, 2026. Mr. Oishi also assumed the role of principal accounting officer at that time, replacing Mr. Yusuke Hirata.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

Date: June 15, 2026	By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer